Hibbett Sports, Inc., 2700 Milan Court
Birmingham, Alabama 35211

February 21, 2014

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hibbett Sports, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 1, 2013
File No. 0-20969

Dear Mr. Thompson:

Hibbett Sports, Inc. (the "Company," "we," "our" or "us") has received your letter dated January 27, 2014 containing comments on the Company's above-referenced Annual Report on Form 10-K for the fiscal year ended February 2, 2013.  This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have set forth your comment in bold below, with the Company's response following the comment.

Note 10.  Commitments and Contingencies, page 58

Legal proceedings and other Contingencies, page 58

1.
We note that you cannot predict the outcome of the various legal proceedings to which you are a party or make an estimate of the possible loss or range of loss based on information currently available. However, we note you have recognized an accrued liability at each balance sheet date. If you are unable to estimate the possible loss or range of possible loss related to the legal proceedings, tell us how you determined the accrued provision for litigation matters. Also, please explain to us why you are unable to estimate a range of loss in excess of amounts accrued.

At the time of the preparation of the 10-K we determined that a reasonable estimate of probable loss for the various legal proceedings referenced in Note 10 to the 10-K aggregated to approximately $0.3 million at February 2, 2013 and therefore accrued that amount as a current liability in our consolidated balance sheet.

Based upon the status of the matters reviewed by management and our evaluation of the information available, we further determined that it was reasonably possible that losses in addition to the amount accrued could be incurred for the referenced proceedings. However, we also determined that we could not make a reasonable estimate of such possible loss or range of loss for various reasons including, among others, (i) uncertainties as to the outcome of pending proceedings (including motions and appeals) and (ii) uncertainties as to the likelihood of settlement and the outcome of any negotiations with respect thereto.

We intended to convey our determination by making the following statement in Note 10 to our 10-K (emphasis added):

We are a party to various legal proceedings incidental to our business.  We do not believe that any of these matters will, individually or in the aggregate, have a material effect on our business or financial condition.  We cannot give assurance, however, that one or more of these lawsuits will not have a material effect on our results of operations for the period in which they are resolved.  It is reasonably possible that losses in addition to the amount accrued could be incurred. However, we cannot predict the outcome of these matters or make an estimate of the possible loss or range of loss based on the information currently available to the Company.  At February 2, 2013 and January 28, 2012, we estimated that the liability related to these matters was approximately $0.3 million and accordingly, we accrued $0.3 million as a current liability in our consolidated balance sheets.

In future filings, assuming our conclusions regarding our accruals and our ability to estimate a range of possible loss in addition to the amount accrued are the same as they were as of the filing of the 10-K, we will modify the Company's disclosure to clarify the nature of our determination as follows:

We are a party to various legal proceedings incidental to our business.  Where we are able to reasonably estimate an amount of probable loss in these matters based on known facts, we have accrued that amount as a current liability on our balance sheet. We are not able to reasonably estimate the possible loss or range of loss in excess of the amount accrued for these proceedings based on the information currently available to the Company including, among others, (i) uncertainties as to the outcome of pending proceedings (including motions and appeals) and (ii) uncertainties as to the likelihood of settlement and the outcome of any negotiations with respect thereto.  We do not believe that any of these matters will, individually or in the aggregate, have a material effect on our business or financial condition.  We cannot give assurance, however, that one or more of these proceedings will not have a material effect on our results of operations for the period in which they are resolved.  At February 2, 2013, we estimated that the liability for which we can reasonably estimate an amount of probable loss related to these matters was approximately $0.3 million and accordingly, we accrued $0.3 million as a current liability in our consolidated balance sheet.

We continually monitor developments in our litigation proceedings and consider our disclosure obligations under ASC 450 in connection with each Form 10-Q and 10-K filing.  Accordingly, as warranted by changes to facts and circumstances, we will revise these disclosures in future filings.

*            *            *            *            *            *            *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact our counsel, John S. Mitchell, Jr. at (202) 293-8117.

            Thank you for your assistance in this matter.

Sincerely,

/s/ Jeffry O. Rosenthal
Jeffry O. Rosenthal
Chief Executive Officer and President
Hibbett Sports, Inc.